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February 5, 2008
United States
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

Re: SEC comment letter dated February 1, 2008

Dear Mr. Kuhar:

In reference to your letter of February 1, 2008 we respectively submit the following.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006.
Item 8A. Controls and Procedures, Page 24
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1.  Please  refer to prior  comment 2. We note your  response to you comment and amendment to the filing which disclosed that "there were no changes... subsequent to the date of such evaluation." Please revise your disclosure in future filings to disclose any changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-B.

Response: We will do so in future filings.

Index to Exhibits, page 34
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2.  Please  refer to prior  comment 3. We note your  response to our comment and
amendment   to  the  filing   which   includes   Section  302  and  Section  906
certifications dated as of the original filing date of the Form 10-KSB/A of March 26, 2007. Please amend the filing to include the entire text of the
corrected   annual   report   currently   dated  Section  302  and  Section  906
Certifications.

Response: We have made the corrections on the filing.

Please let us know if you have further comments or need additional clarification on any of the responses provided.

Sincerely,
/s/ Scott A Haire
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Scott  A. Haire, President